Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.	Press Release

Rezolve Names Former Adobe Marketing Head Sunder Madakshira CEO of India Operations

•	Rezolve’s new India CEO Sunder Madakshira brings more than 26 years of experience in senior roles in sales and marketing
•	Prior to Adobe, Madakshira held various senior positions with companies including: EdgeVerve, SAP, Harman, Infosys, Wipro, and Hindustan Lever (Unilever)
•	Madakshira specializes in brand management, thought leadership and lead generation functions of marketing, and is considered a pioneer in Data Driven Operating Models (DDOM) in India

(Please Note on December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

See video here: https://vimeo.com/674394383

London, UK February 16, 2022 Rezolve, a leader in mobile commerce and engagement, today named adakshira, the former head of marketing at Adobe, as the company’s chief executive officer in India. In this role, Madakshira will lead all aspects of growth for Rezolve’s business in India.

Madakshira brings to Rezolve more than 26 years of experience in senior roles in sales and marketing. Prior to his most recent position as marketing head for Adobe, Madakshira held various senior positions with companies including: EdgeVerve, SAP, Harman, Infosys, Wipro, and Hindustan Lever (Unilever). He specializes in brand management, thought leadership and lead generation functions of marketing, and is considered a pioneer in Data Driven Operating Models (DDOM) in India.

“India is a critical market for Rezolve and as we drive our growth in the region, we are extremely pleased to have Sunder Madakshira join us as CEO for our Indian operations” said Dan Wagner, Rezolve’s Chairman and CEO. “He brings to Rezolve a deep understanding of India and a vast professional network. He has a genuine passion for marketing and how it can change business scale for companies and it is those qualities that make him the right person to engage with the brands in India that are looking to take their customer experience to the next level and to ensure Rezolve’s customers and partners are successful.”

Madakshira is a recognized speaker in industry forums in India, such as The Associated Chambers of Commerce & Industry of India (ASSOCHAM); the National Association of Software and Services Companies (NASSCOM); and The Confederation of Indian Industry (CII). His views on marketing have been quoted by publications such as Forbes, The Economic Times, Mint, Times of India, The Drum, and The Hindu Business Line. He also shares his thoughts on marketing and the business value of communication on his blog: www.madakshira.com, which has more than 280,000 subscribers.

“India is a mobile country, and this market is ready for anything and everything on a mobile platform,” Madakshira said. “That gives me a lot of confidence for Rezolve’s success in India. Rezolve has unlocked how you bring together brand, consumer, and technology for a fantastic experience.”

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become the engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. Rezolve currently has go-to-market partner agreements with leading global players that have a combined global reach of over 20 million merchants and over 1 billion consumers across China, Asia and Europe. Rezolve’s platform already serves over 150,000 of those merchants today.

India’s high level of mobile penetration, combined with the vast scale of its population, make the market ideal for Rezolve, Madakshira said.

He shares his expertise in Marketing and Sales with Business school students in India and abroad including IIM’s in Ahmedabad, Kolkata, Bangalore, Amritsar and Shillong. Internationally, he has spoken at The Columbia Business School, New York, The Stanford Business School in California and The London School of Business, London and INSEAD, Paris and Singapore.

A keen Carnatic music enthusiast, Madakshira is learning to play the Indian stringed instrument, the Veena. He also volunteers his time with the non-profit organization Madhvacharya for the Youth, which seeks to create awareness about Indian scriptures amongst young people.

Madakshira holds a Post Graduate Diploma in Management from T. A. Pai Management Institute, Manipal, Graduate Degree in Engineering from the Bangalore University and has schooled at Kendriya Vidyalaya.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices in China, India, Taiwan, Germany, Spain and Mexico. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and
Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Cayman NewCo, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Armada intends to file with the SEC that will include a prospectus of Cayman NewCo with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Cayman NewCo and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Cayman NewCo and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Cayman NewCo and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts
For Rezolve:

Investor Contact:
Kevin Hunt
RezolveIR@icrinc.com

Media Contact:
Urmee Khan
urmeekhan@rezolve.com
44-7576-094-040

Media Contact:
Edmond Lococo
ICR Inc.
RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II.	Video Transcript

I'm Sunder Madakshira, and the India CEO for Rezolve. For the last 26 years, I've had the opportunity to work with brands such as Unilever, Visa, SFP, Infosys and more recently, Adobe. I've seen the India market transformed tremendously in terms of adoption of technology for the last few years and bring that great technology to get some delightful customer experiences.

My journey has also taken me very close to the academic and the research world, across the world to ensure that I'm also learning from some of the best minds about what the future of marketing and technology looks like.

What delights me about Rezolve in India is a three by three by three matrix.

India has got its threes, which is tremendous mobile and internet penetration, a big skill in terms of population and brand, which wanted to be world class in whatever they do.

The second thing is, the most happening thing in the area of marketing, which is a troika between brands, technology and mobile and Rezolve comes with it tremendous expertise in e-commerce, ad-tech and payments.

This three by three by three matrix makes it a very potent combination for us to partner with some of the best chief marketing officers in India, to enable some fantastic and frictionless experiences for their customers.

We look forward to being the strategic partners with those companies and business leaders who want to make frictionless and delightful customer experiences happen.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and
Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Cayman NewCo, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Armada intends to file with the SEC that will include a prospectus of Cayman NewCo with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Cayman NewCo and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Cayman NewCo and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Cayman NewCo and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.